FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Application for Deregistration of
 Certain Registered Investment Companies


I.	General Identifying Information

1. Reason fund is applying to deregister
(check only one):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer
 only questions 1 through 15,
24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business
Development Company
(Note: Business Development Companies answer only questions 1 through
10 of this form and complete verification at the end of the form.)

2.	Name of fund:
Morgan Stanley Dean Witter World Wide
Income Trust

2. Securities and Exchange Commission
File No.: 811-5744

3. Is this an initial Form N-8F or an
 amendment to a previously filed Form N-8F?

[X]	Initial Application
[ ]	Amendment
4.Address of Principal Executive Office
(include No. & Street, City, State, Zip
Code):
Two World Trade Center
70th Floor
New York, NY 10048

6.	Name, address and telephone
number of individual the Commission staff should contact with any questions regarding this form:
Todd Lebo, Esq.
Morgan Stanley Investment Advisors Inc.
Two World Trade Center, 70th Floor
New York, NY 10048
(212) 392-9075

7.Name, address and telephone number of
individual or entity responsible for
maintenance and preservation of fund
records in accordance with rules 31a-1
and 31a-2 under the Act 17 CFR 270.31a-1,
 .31a-2]:

Morgan Stanley Services Company Inc.
Two World Trade Center
New York, NY 10048
Attention:  Thomas Caloia
(212) 392-1156

NOTE:	Once deregistered, a fund is
still required to maintain and preserve
the records described in rules 31a-1
and 31a-2 for the period
specified in those rules.

8.	Classification of fund
(check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a
 management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund
was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts
11.	Provide the name and address
of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those
advisers have been terminated:


Morgan Stanley Investment Advisors Inc.
2 World Trade Center, 70th Floor
New York, NY 10048

12.	Provide the name and address
of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Morgan Stanley Distributors Inc.
Two World Trade Center
New York, NY 10048



13.	If the fund is a unit investment trust
 ("UIT") provide:  N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name and address(es):



14.	Is there a UIT registered under the Act that
served as a vehicle for investment in
the fund (e.g., an insurance company separate account)?

[ ] Yes		[X] No

If Yes, for each UIT state:

	Name(s):
	File No.: 811-_______
	Business Address:

15.	(a)	Did the fund obtain approval
from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of
Registration?

[X] Yes		[ ] No
If Yes, state the date on which the board vote took place:
October 26, 2000

If No, explain:

(b)	Did the fund obtain approval from the
shareholders concerning the
decision to engage in a Merger, Liquidation or Abandonment of
Registration?

[X] Yes		[ ] No

If Yes, state the date on which the
shareholder vote took place:

March 27, 2001


	If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to
its shareholders in connection with the
Merger or Liquidation?

[X] Yes		[ ] No

(a)	If Yes, list the date(s) on which
the fund made those
distributions:

March 31, 2001

(b)	Were the distributions made on the
 basis of net assets?

[X] Yes		[ ] No

(c)	Were the distributions made pro rata based
 on shareownership?

[X] Yes		[ ] No

(c)If No to (b) or (c) above, describe the method
 of distributions to
shareholders.
For Mergers, provide the exchange ratio(s)
 used and explain how it was
calculated:
(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes		[ ] No
If Yes, indicate the percentage
of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes		[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its
assets to the fund's shareholders?

Yes [X]		No [ ]

If No,

(a)	How many shareholders does the
fund have as of the date this form is
filed?

(b)	Describe the relationship if each
 remaining shareholder to the fund:

19.	Are there any shareholders who have
 not yet received distributions in complete liquidation of their interests?

[ ] Yes		[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities



20.	Does the fund have any assets
as of the date this form is filed?
(See question 18 above)

[ ] Yes		[X] No

If Yes,

(a)	Describe the type and amount of
each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained
 the remaining assets?


(c)	Will the remaining assets be
 invested in securities?

[ ] Yes		[ ] No



21.	Does the fund have any outstanding
debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes		[X] No

If Yes,

(a)	Describe the type and amount
of each debt or other liability:

(b)	How does the fund intend
to pay these outstanding debts or other
liabilities?

IV.	Information About Event(s)
 Leading to Request For Deregistration

22.	(a)	List the expenses incurred in
connection with the Merger or Liquidation:

(i)	Legal expenses:  $55,000

(ii)	Accounting expenses:  $7,000
(iii)	Other expenses
(list and identify separately):

Typesetting and Printing of Proxy Statement:
 $53,000
Mailing of Proxy Statement:
 $22,000

(iv)	Total expenses (sum of lines
(i)-(iii) above):  $137,000

(b)	How were those expenses allocated?
 $ 130,000 consisted of solicitation
costs, $7,000 (legal) consisted
of reorganization costs.


(c)Who paid those expenses?
The Fund, Morgan Stanley Dean Witter
World Wide Income Trust

(d)How did the fund pay for unamortized
expenses (if any)?

There were no remaining unamortized expenses.

23.Has the fund previously filed an
 application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes		[X] No

If Yes, cite the release numbers
of the Commission's notice and order
or, if no
notice or order has been issued,
the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any
litigation or administrative proceeding?

[ ] Yes		[X] No

If Yes, describe the nature of any
litigation or proceeding and the position taken by the fund in that litigation:

25.Is the fund now engaged, or
 intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes		[X] No

If Yes, describe the nature
and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the
 fund surviving the Merger:

Morgan Stanley Diversified Income Trust

(b)	State the Investment Company
Act file number of the fund surviving the
Merger:

811-6515
(c)	If the merger or reorganization
agreement has been filed with the
Commission, state the file number(s),
 form type used and date the
agreement was filed:

Preliminary Reorganization Agreement
 was filed with the
Commission on Form N-14 on November
 8, 2000, and a Pre-
Effective Reorganization Agreement
 was filed with the Commission
on Form N-14 on January 18, 2001
(File No. 333- 49570).

(e)	If the merger or reorganization
agreement has not been filed with the
Commission provide a copy of the agreement as an exhibit to this form.

VERIFICATION

	The undersigned states that (i)
he or she has executed this Form

N-8F application for an order under
section 8(f) of the Investment

Company Act of 1940 on behalf of


Morgan Stanley Dean Witter
World Wide Income Trust
(Name of Fund)


ii) he or she is the Vice President of
				(Title)
Morgan Stanley Dean Witter
 World Wide Income Trust and
                     (Name of Fund)
(iii) all actions by shareholders,
directors, and any other body

necessary to authorize the undersigned
 to execute and file this Form

N-8F application have been taken.
The undersigned also states that the

facts set forth in this Form N-8F
application are true to the best of

his or her knowledge, information and belief.

					(Signature)

/s/Barry Fink
Barry Fink